Artisan Funds, Inc.
1940 Act File No. 811-8932
Report on Form N-SAR for the year ended September 30, 2004
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Sub-Item 77D: Policies with respect to security investments

      On May 19, 2004, the upper market capitalization limit for companies in which Artisan Small Cap Fund may invest changed from $1 billion to $1.5 billion and the Fund's undertaking to maintain a weighted average market capitalization below $1 billion was eliminated. The changes were incorporated into Artisan Funds' prospectus dated May 19, 2004.

      At a meeting of the board of directors of Artisan Funds, Inc. held on July 15, 2004, the board approved amendments to the non-fundamental investment restrictions applicable to Artisan Mid Cap Value Fund and Artisan Small Cap Value Fund. The non-fundamental investment restrictions of Artisan Mid Cap Value and Artisan Small Cap Value Fund were amended and restated as follows:

            "[A Fund may not:]

                  ...

                  (h) under normal market conditions, invest less than 80% of its net assets plus any borrowings for investment purposes in securities of issuers having aggregate common stock market capitalizations of greater than $1.5 billion but less than $10 billion, in each case at the time of investment [Artisan Mid Cap Value Fund only];

                  ...

                  (i) under normal market conditions, invest less than 80% of its net assets plus any borrowings for investment purposes in securities of issuers having aggregate common stock market capitalizations of less than $1.5 billion, in each case at the time of investment [Artisan Small Cap Value Fund only]."

      The changes were incorporated into Artisan Funds' prospectus and statement of additional information dated July 20, 2004 and were effective on September 27, 2004.